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PAPASAVAS LAW GROUP, LLC

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Peter M. Papasavas Member of NJ and NY Bar Solicitor of England and Wales (not active)	34 Old Rifle Camp Road Woodland Park, New Jersey 07424 Direct Dial: (862) 226-2782 pmpapasavas@gmail.com

VIA EDGAR	December 10, 2018

Office of Beverages, Apparel and Mining

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Mineral Mountain Mining & Milling Company
Supplemental Response to Comment 16
Draft Registration Statement on Form S-1
Submitted October 15, 2018
CIK No. 0000066600
SEC File No. 333-227839

Dear Sir/Madam:

We are writing on behalf of Mineral Mountain Mining & Milling Co., an Idaho corporation (the “Company” or “Mineral Mountain”), pursuant to the December 7, 2018 teleconference to provide a supplemental response to Comment 16 in the SEC’s letter dated November 8, 2018 concerning the Company’s draft Registration Statement on Form S-1 (submitted October 15, 2018).

Supplemental Response to Comment 16:

The issue presented is whether Mineral Mountain’s Iditarod Project lease may be capitalized in accordance with Rule 842-10-15-1(b). For such treatment to apply, the mineral lease must include rights of use in addition to the lone right to explore for natural resources. Because the subject lease contains a critical infrastructure asset, particularly one that will be vital to Mineral Mountain’s use of the property for its intended operations, capitalizing the lease pursuant to Rule 842 is appropriate.

The Iditarod Project Lease/Purchase to Option Agreement

On April 5, 2016, the Company signed a Lease Agreement with Option to Purchase (“Agreement”) consisting of two main parts, an Option to Purchase and until such time as the Option to Purchase is exercised, a lease with annual lease payments. The Option to Purchase may be exercised without pre-payment penalty at any time prior to the ninth anniversary of the effective date of the Agreement, April 5, 2025, by remitting $5,000,000. The Lease Agreement grants Mineral Mountain the “exclusive, complete and unrestricted right to enter, occupy, use, prospect, drill, sample, tunnel, evaluate and control” the Iditarod Project property and the exclusive right to mine the property’s mineral products. The Lease further grants to Mineral Mountain the exclusive right to use existing and installed structures, facilities, equipment, non-public roadways, haulageways, and all other appurtenances.1

The most significant obligation under the Agreement is the requirement that the Company make significant expenditures for work on the property, beginning with $150,000 in 2019, then increasing each year and culminating with $1,000,000 annually in 2022 through 2024. This is identified as the “Work Commitment.” In addition to the Work Commitment, under the Agreement a royalty equal to two percent (2%) of the net smelter returns derived by the Company shall be payable, without regard to whether the Option to Purchase has been exercised. The existence of the Agreement, particularly the Work Commitment and royalty obligations, are structured to foster an ongoing cooperative relationship between Lessor and Lessee. The fact that the parties have agreed to two amended lease agreements beneficial to Mineral Mountain bears out the ongoing business cooperation between the parties. Nonetheless, it is important to emphasize that Mineral Mountain maintains exclusive control and use of the property and all assets thereon.

The Agreement is a detailed and comprehensive contractual arrangement which encompasses more than a lease for the use of property.2 It is also important to place this contractual arrangement in the context of its location in a remote and difficult area in which to conduct business. From Mineral Mountain’s perspective, a critical component of the Agreement is the accessibility of the property from Anchorage, particularly the very close proximity of the airstrip, and the ability to use existing unpaved roads for its preliminary surveying and exploratory stage investigations. The further improvement and use of roads and other infrastructure for late stage, large scale mineral extraction is simply not as important a consideration during the term of the lease, as the Company would by then likely have exercised its option to purchase the property.

The Lease Property and its Location

Mineral Mountain, through its subsidiary Nordic Gold Mines, Inc. (collectively “Company” or “Mineral Mountain”), controls 66 State of Alaska Claims (“Iditarod Project”) on state land adjacent to the gold mining community of Flat, Alaska. Flat is approximately 280 miles northwest of Anchorage in a remote area in southwest Alaska. The area is within the Iditarod Mining District. The Iditarod Project is an early exploration project that must initially go through various stages of exploratory testing and investigation with the ultimate long-term objective of eventually reaching the stage of a bulk tonnage open pit gold mining resource. The Iditarod Project covers an area of 16.5 square miles.

1 See Sections 6(a)(1), 6(a)(2) and 6(b). The Lessor further warranted, among other things, that he had “no knowledge regarding third party interests or claims of interest in the Claims.” See Section 3(b)(vii).

2 The original lease agreement and its two amendments have been filed with the Registration Statement as exhibits 2.1, 2.2 and 2.3.

Mineral Mountain executed its Agreement with Ben Porterfield3, the owner of 30 Alaska state claims (encompassing 4,800 acres). The Company has also staked an additional 36 claims in its own right which adjoin the Porterfield owned claims to the south.

Of great significance is that the area is served by air transport. A 4,100 foot state maintained airstrip is within one mile of the Iditarod Project property and will likely be the sole staging area for any exploration development program. The airstrip is a gravel strip which is long enough for all bush aircraft including the C-130. It is a public airstrip and there are no fees required to use it.

A road connects Flat with the town site of Iditarod, seven miles to the northwest of the Project property. As a practical matter, supply centers for the area are Anchorage and McGrath. Anchorage can provide a complete range of services, including support staff and nearly all types of supplies. Charter air service to Flat is readily arranged and often can be incorporated into scheduled service to the region. McGrath is the nearest local service center. It can provide basic accommodations, food, fuel, fixed wing air service, and skilled labor. Certain accommodations and services are also available in Flat. These services and facilities, combined with the road network and large airstrip, make Flat one of the more accessible areas for working in the interior region of Alaska.

Infrastructure Assets

As an initial matter, we are not aware of any buildings or equipment on the Iditarod Project property other than the infrastructure asset roadway (and the nearby airstrip). According to our geologist, much of the mineral investigative work could be done from the existing road network. The road (which in Alaskan parlance qualifies as a highway)4 crossing Mineral Mountain’s land from its southwest corner to its northeast corner is identified by State of Alaska DNR as a RS2477 designated transportation corridor. This road leads directly to the airstrip.  The existence of the road provides the Company with the access it requires across its property and directly to the airstrip with minimal investment in roadwork and favorable permit approval conditions with the State of Alaska. Furthermore, the road is a vital access way during late stage development, in part because obtaining any permits for use or improvements will be much easier than seeking permission to construct an entirely new road.

3 Mr. Porterfield also received 11,200,000 shares of Mineral Mountain stock as further compensation for the Agreement and, as a result of this transaction, became an affiliated person of Mineral Mountain when the Agreement was entered. Until this time, Mr. Porterfield had no involvement with Mineral Mountain.

4 Historically, the term “highway” included foot trails, pack trails, sled dog trails, crudely constructed wagon roads and other corridors of transportation. AS 19.45.001(9) defines highways as including roads, streets, trails, walks, bridges, tunnels, drainage structures and other similar or related structures or facilities.

The road itself is an unpaved (as all roads are in this area of Alaska), bulldozed road that was installed prior to Mr. Porterfield’s acquisition of the property.5 We do not have any information to confirm whether or not it has a gravel base. The roadway may be used by tracked vehicles. We estimate that the roadway is somewhere between 5 and 7 miles in length on Company property.

RS 2477 stands for Revised Statute 2477 from the Mining Act of 1866, which states: "The right-of-way for the construction of highways over public lands, not reserved for public uses, is hereby granted." The Mining Act of 1866 granted a public right-of-way across unreserved federal land to guarantee access as land transferred to state or private ownership. Rights-of-way were created and granted under RS 2477 until its repeal in 1976.6

Because the Mining Act of 1866 was repealed, we believe that designation as a transportation corridor by RS2477 does not create an enforceable “public right of way.” The determination that a particular route is indeed a public right of way is a fact intensive inquiry that looks at the historical use of the trail at issue. The State of Alaska has the burden of proving in court whether a particular designation is valid based on historical uses. (See, e.g., Dickson v. State of Alaska, Opinion No. 7307 (Oct. 5, 2018 Alaska Supreme Court)). In Dickson, the Alaska Supreme Court held, after a 28 day trial, that:

A valid RS 2477 right of way requires public acceptance of the grant through either public use or the manifestation of official intent: “[T]he public must use the land ‘for such a period of time and under such conditions as to prove that the grant has been accepted,’ or appropriate public authorities of the state must act in a way that clearly manifests their intention to accept the grant.”

No such inquiry has taken place with respect to the road on the Mineral Mountain’s property. Pursuant to the lease, Mineral Mountain is not legally obligated to permit public use of the roadway and it has exclusive rights to use the property, including the roadway, unless and until the State of Alaska asserts and proves a right to transfer ownership of the roadway (something it has not yet done).

Importantly, the existence of this roadway and the adjacent airstrip was critical consideration for Mineral Mountain’s decision to execute the Agreement. Given the remote location and difficult weather conditions in this part of the country, it is understandable, one assumes, that these structures play a key role in the Company’s ability to develop its property.

5 The road has not been maintained by the State of Alaska.

6 Lode Mining Act of July 26, 1866, Ch. 262, § 8, 14 Stat. 251, 253, (codified as 43 U.S.C. § 932 (1925), Revised Statute 2477) (thus abbreviated as “RS 2477), repealed by Federal Land Policy and Management Act of 1976, Pub. L. No. 94-579 § 706(a), 90 Stat. 2743, 2787 (1976).

Conclusion

Under the circumstances of Mineral Mountain’s required use of the Iditarod Project property pursuant to its Work Commitment obligation commencing in three weeks, the difficulty of conducting any business operation in this region of Alaska and the existence of critical infrastructure assets (the road and airstrip) that allow Mineral Mountain to pursue its exploratory investigative work in a cost effective and commercially feasible manner, the early adoption of the recently promulgated Rule 842 as it applies to most leases of tangible assets is appropriate, and the exception for mineral leases pursuant to 842-10-15-1(b) applies in this situation.

If you should have any questions about the foregoing, please do not hesitate to contact me or Sheldon Karasik, CEO of Mineral Mountain.

Very truly yours,

/s/ Peter M. Papasavas
Peter M. Papasavas, Esq.

Cc:	Jaime John, CF-OCA
Craig Arakawa, Branch Chief
John Coleman, Mining Engineer
Raj Rajan, CF
Angela Lumley, CF
Joanna Lam, CF
Mr. Sheldon Karasik, Mineral Mountain

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